Mercedes-Benz Auto Lease Trust 2015-A
Investor Report
Collection Period Ended   31-Aug-2016

Amounts in USD

Dates

Collection Period No.	20			
Collection Period (from... to)	1-Aug-2016	31-Aug-2016		
Determination Date	13-Sep-2016			
Record Date	14-Sep-2016			
Payment Date	15-Sep-2016			
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Aug-2016	15-Sep-2016	Actual/360 Days	31
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Aug-2016	15-Sep-2016	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	392,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	400,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	400,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	575,000,000.00	357,831,860.78	258,805,080.53	99,026,780.25	172.220487	0.450096
Class A-4 Notes	247,770,000.00	247,770,000.00	247,770,000.00	0.00	0.000000	1.000000
Total Note Balance	**2,014,770,000.00**	**605,601,860.78**	**506,575,080.53**	**99,026,780.25**		

Overcollateralization	395,237,750.93	397,651,278.90	397,651,278.90
Total Securitization Value	**2,410,007,750.93**	**1,003,253,139.68**	**904,226,359.43**
present value of lease payments	854,201,184.71	165,019,640.48	143,437,075.11
present value of Base Residual Value	1,555,806,566.22	838,233,499.20	760,789,284.32

	Amount	Percentage
Initial Overcollateralization Amount	395,237,750.93	16.40%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	421,751,356.41	17.50%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	397,651,278.90	16.50%
Current Overcollateralization Amount	397,651,278.90	16.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.240000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.780000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	0.827650%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.100000%	328,012.54	0.570457	99,354,792.79	172.790944
Class A-4 Notes	1.210000%	249,834.75	1.008333	249,834.75	1.008333
Total		**577,847.29**		**$99,604,627.54**	

Amounts in USD

Available Funds		**Distributions**	
Lease Payments Received	18,839,083.53	(1) Total Servicing Fee	836,044.28
Net Sales Proceeds-early terminations (including Defaulted Leases)	47,318,663.26	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	36,466,728.49	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	78,309.76	(3) Interest Distributable Amount Class A Notes	577,847.29
Excess mileage included in Net Sales Proceeds	531,659.57	(4) Priority Principal Distribution Amount	0.00
Subtotal	102,624,475.28	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	99,026,780.25
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	18,993.30	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	102,643,468.58	(9) Excess Collections to Certificateholders	2,202,796.76
Reserve Account Draw Amount	0.00	**Total Distribution**	**102,643,468.58**
Total Available Funds	**102,643,468.58**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	836,044.28	836,044.28	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	577,847.29	577,847.29	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	328,012.54	328,012.54	0.00
thereof on Class A-4 Notes	249,834.75	249,834.75	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	577,847.29	577,847.29	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	99,026,780.25	99,026,780.25	0.00
Principal Distribution Amount	99,026,780.25	99,026,780.25	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	6,025,019.38
Reserve Fund Amount - Beginning Balance	6,025,019.38
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,243.78
minus Net Investment Earnings	1,243.78
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	6,025,019.38
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,243.78
Net Investment Earnings on the Exchange Note	
Collection Account	17,749.52
Investment Earnings for the Collection Period	18,993.30

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,410,007,750.93	57,690
Securitization Value beginning of Collection Period	1,003,253,139.68	28,730
Principal portion of lease payments	15,600,460.17	
Terminations- Early	42,896,093.79	
Terminations- Scheduled	33,252,072.85	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	7,278,153.44	
Securitization Value end of Collection Period	904,226,359.43	26,063
Pool Factor	37.52%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.80%	6.80%
Weighted Average Remaining Term (months)	23.64	8.57
Weighted Average Seasoning (months)	10.77	28.57
Aggregate Base Residual Value	1,762,832,979.55	795,304,362.32
Cumulative Turn-in Ratio		93.41%
Proportion of base prepayment assumption realized life to date		69.33%
Actual lifetime prepayment speed		0.64%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	899,527,291.37	25,930	99.48%
31-60 Days Delinquent	3,179,608.90	91	0.35%
61-90 Days Delinquent	1,107,353.84	31	0.12%
91-120 Days Delinquent	412,105.32	11	0.05%
Total	904,226,359.43	26,063	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,235,613.42	36	27,672,257.57	762
Liquidation Proceeds	908,233.86		20,517,399.18	
Recoveries	463,776.12		5,559,988.56	
Principal Net Credit Loss / (Gain)	(136,396.56)		1,594,869.83	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.172)%
Prior Collection Period	(0.076%)
Second Prior Collection Period	0.276 %
Third Prior Collection Period	0.212 %
Four Month Average	0.060%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.066%

Average Net Credit Loss / (Gain)   2,093.01

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	82,190,706.66	2,631	972,382,177.19	30,858
Sales Proceeds and Other Payments Received	79,761,720.01		973,200,170.05	
Residual Loss / (Gain)	2,428,986.65		(817,992.86)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	3.056%
Prior Collection Period	1.605 %
Second Prior Collection Period	1.887 %
Third Prior Collection Period	1.250 %
Four Month Average	1.949%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.034)%

Average Residual Loss / (Gain)   (26.51)